PART II

OFFERING MEMORANDUM DATED NOVEMBER 23, 2022



HyperKelp, Inc.
1084 N. El Camino Real
Encinitas, CA 92024
www.hyperkelp.com

SPV Interests Representing
Up to $400,000 Worth of SAFE Notes and the Shares of Non-Voting Stock into Which They May Convert

Minimum investment: $250

HyperKelp, Inc. ("HyperKelp," "the Company," "we," or "us"), is offering up to $400,000 worth of its SAFE Notes and the shares of non-voting stock into which they may convert in connection with a future financing. The investment will be made through HyperKelp CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2023. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches the Target Amount prior to April 30, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $400,000 maximum raise.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

HyperKelp, Inc. was organized to provide access to any type of ocean data from any point on the ocean's surface with hardware (our Kelp Smart Buoy) and software (our Ocean Data as a Service, or ODaaS for short, Dashboard) platforms.

HyperKelp is based in Encinitas, California and was incorporated in Delaware on May 14, 2021. It currently has 2 full-time and 1 part-time employees. The SPV, HyperKelp CF SPV, LLC was organized on August 4, 2022, and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Investments in this offering will be made through and the SAFE notes are offered by HyperKelp CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

The Problem

Marine conditions make remote sensing of surface conditions such as temperature, wind, pressure or waves, difficult. This causes gaps in environment and climate data over the planet's surface that is covered by oceans (roughly 70%). These gaps result in inaccurate weather forecasts, inefficient ship routing, no localized tsunami prediction and puts naval operations at risk.

Additionally, there are logistical challenges in getting sensors to the right locations to enable them to gather the data needed to bridge these gaps.

There is good news: a massive sensor deployment infrastructure is already in place.

The department of defense deploys over 200,000 sonobuoys per year (or 548 per day) to hunt for submarines. These sonobuoys are deployed from planes, helicopters, unmanned underwater vehicles (UUVs) and even by hand off boats (i.e., placing the buoy by hand into the water from a boat). The technology and systems of these sonobuoys has remained largely unchanged since the 1970s. The trick is each of these buoys runs out of batteries and sinks after only 18 hours. That is roughly $5 million dollars per week in sunk sonobuoys.

The Solution

HyperKelp has a better way to gather ocean data. Our plan is to replace one in twenty of these short-lived buoys with a long-lived Kelp Smart Buoy. The Kelp Smart Buoy is an IoT platform in a buoy. Our persistent systems gather massive amounts of data that the Department of Defense needs (i.e., information about incoming hypersonic missiles) and provides access to any environmental data from any point on the ocean's surface. Additionally, the Kelp Smart Buoy is solar powered and has an indefinite operational lifetime compared to the 18-hour lifespan of the sonobuoys currently in use.



Kelp Smart Buoy

In addition, we also offer the KSB Missile Detection System. The KSB Missile Detection System is sonobuoy deployable and is built on the Kelp Smart Buoy architecture. It transmits data and alerts to the ODaaS Dashboard. As of September 15, 2022, we have nine KSBs with 4 currently in the water. We have access to and an agreement with a fabrication facility for large scale production. Within weeks of launching production, we anticipate we will be able to deliver a small number of buoys. Within a few months we believe we will have the capacity to deliver anywhere from a few dozen up to a few hundred.

Finally, the ODaaS Dashboard shows KSB location and system health metrics and stores historic data. The dashboard automatically generates alerts. The ODaaS Dashboard is accessible from any device with a browser and internet connection.

The Company will primarily generate revenue through the sale of its hardware (the Kelp Smart Buoys) and the data gathered by the buoys. The price varies depending on the customer. For civilians the cost to purchase a Kelp Smart Buoy is currently expected to be $18,750. A civilian customer may also lease a Kelp Smart Buoy for $5,490 for a minimum of three months. Upon delivery of the KSB, civilian customers will pay an anticipated subscription cost of $900 per month for data delivery per buoy. This monthly subscription cost is waived for leased systems.

For our defense customers, the estimated cost per KSB is $11,000 and the monthly data subscription per buoy is $1,000. Defense customers will not have the option to lease a KSB.

The ODaaS Dashboard will cost the same for all customers. Customers can purchase historic measurements and datasets at a fixed cost of $.30 per measurement. Additionally, the ODaaS Dashboard subscription costs $250 a month, per sensor.

Initially, we anticipate that virtually all of our revenue will come from hardware sales to the Department of Defense. After our fleet size exceeds 2,000 buoys, we will be able to serve more of our civilian clientele with more robust data and information.

To date we have undergone the following product tests with the Kelp Smart Buoy:
- Waterproofing, ruggedizing, open water testing
- Stability and Buoyancy proven

- Power supply, storage and component budget for indefinite lifespan
- Communication path via Civilian Satcom Link reliable and proven
- Environmental Sensors and 3rd party sensor integration

The Company is developing the ant-tampering/spoofing capability and perfecting its Sonobuoy form factor.

For our software dashboard, we have already completed the following:

- NTSB PCBOOM (a sophisticated software package that simulates sonic booms, which requires permission from NASA to own or run it) simulation of hypersonic detection (with a 57.5 km estimated range of detection, with 7.1% angular accuracy)
- Installed/programmed a vast library of sensor drivers
- Applied for and received a patent for a method of detecting and alerting on hypersonic threats with surface-level sensors
- Collected over 1 million measurements to date
- Designed the end user display
- Implemented our data storage and management systems

The Company is currently testing and validating the software's hypersonic sensor performance and ensuring its anti tampering/spoofing capabilities.

Market

The Company believes, based on its own internal assumptions, that its market size is approximately $31 billion dollars annually. The Company's internal assumption may prove incorrect. The Company believes its market includes the following industries:



Market Segments

CURRENT MARKET SEGMENTS
FUTURE MARKET SEGMENTS

CLIMATE
$168M

PORT AND HARBOR
SECURITY $290M

MARINE SCIENCE
$1.5B

AQUACULTURE
$3.1B

DEFENSE
$4.7B

$31B
MARKET
SHARE

RENEWABLES
$13.2B

WEATHER
$10.6B

SHIPPING
$6.3B

We believe that the Department of Defense has needs for 8000 buoys/year. Based on their needs, we believe that the potential market from them for our product is hardware sales resulting in $38 million in recurring revenue plus additional revenue from our ODaaS Dashboard.

Customer Interest

The Company anticipates selling to customers in the Renewable Energy, Tsunami Forecasting, Weather Forecasting, Aquaculture, Science, Shipping sectors in addition to defense customers. The Company has reached out to many potential customers across each of these segments and has received interest from many.

Moreover, the Company has sold 0 KSBs but is in conversations to sell thirteen to various customers.

The Company is currently pursuing several pilot projects carried out with defense contractors like Northrop Grumman, civilian customers like the Port of San Diego, as well as Navy-funded research institutes like GTRI.

In 2021, most of our revenue came from Northrop Grumman from a study in which they paid the company to develop and integrate a payload for them, but in the future we anticipate having a large number of customers and do not anticipate a high degree of dependence on a key set of external companies.

The company markets its products and services at in person conferences, via its partnerships with defense contractors, and directly to its customers on its website. The company is currently researching who its customers are and its marketing strategy will likely change in the future.

Competition

We operate in a competitive industry with a lot of established companies. These companies include SOFAR, Sparton, ARGO, Pacific Gyre and Ocean Science International. We differentiate our services by incorporating each of the following features into our product offerings:

- Onboard linux computer
- Temperature/Salinity Sensors
- Wave Sensors
- Modular Sensor Interfaces
- Developer API
- Online Dashboard
- Lease or Purchase Options
- Sub 1 Hour Resolution, meaning data can be collected faster than once
- Indefinite Life
- Air Deployable
- Marine Degradable
- Easy Deployment

While some of our competitors offer up to five of these features, we are the only one who can offer all of them.

Regulations

In the future, the Company may be subject to ITAR restrictions on selling military hardware overseas if it sells the KSBs to foreign clients.

Future Roadmap

HyperKelp is raising $1,000,000 in Safe Notes, $400,000 in this offering and another $600,000 in a concurrent offering under Regulation D. With the proceeds of these offerings, the Company aims to expand our team with strategic hires, scale hardware production and grow our customer base.

We hope to lease 10 KSBs in the next 12 months. Based on our financial model, we believe this will generate sufficient recurring revenue for HyperKelp to cover our cost of ongoing operations and with sufficient funds to expand our operations. Specifically, we anticipate that the sale of 10 buoys will generate $54,900 per month, which exceeds our current burn rate of $20,000.

Intellectual Property

The Company's has applied for the following patent:

Title	Application No.	Application Date
Hypersonic and Underwater Threat-Sensing System	17/303,468	May 28, 2021

The Company has not applied for any trademark protection but intends to do so in the near future.

Litigation

HyperKelp is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

HyperKelp does not own any significant property. HyperKelp leases an office space from one of its shareholders, Swift Engineering, Inc. at 1141 Via Callejon A, San Clemente, CA 92673. The Company pays $1,062.67 a month for its lease. The lease is month-to-month.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note I to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. Our revenue has been less than our expenses to date. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Projected financial data is included in this Offering Circular; projections are frequently inaccurate.

Many of the assumptions about our business and operations are based on internal financial projections. Those projected results will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance of our service, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

We are a new company and have very little history that you can draw from.

For the fiscal year ended December 31, 2021, we incurred a net loss of $92,617. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, would affect our cash flows, would affect our efforts to raise capital and is likely to result in a decline in our value.

Voting control is in the hands of a few shareholders including members of management.

Voting control is concentrated in the hands of the Company's CEO and Director, Graeme Rae, CTO and Director, Costas Soler, and Swift Engineering who collectively hold approximately 94% of the outstanding shares of common stock of the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, the above named officers and directors may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the above named officer and directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors or our customers. Further, any significant disruption in service or in its computer systems could reduce the attractiveness of our products and result in a loss of investors and customers interested in using our products. Further, we rely on cloud providers to provide back-up for some of our data. Any disruptions of services or cyber- attacks either on our technology provider or on our systems could harm our reputation and materially negatively impact our financial condition and business.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

We operate in a highly competitive industry that is dominated by multiple very large, well-capitalized market leaders and is constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us.

The level of competition in the marine data industry is high, with multiple exceptionally large, well-capitalized competitors holding a majority share of the market. Currently, we are not aware of any direct competitors of the Company able to offer our main technological offering. Nonetheless, many of the companies in the marine date industry have longer operating histories, larger customer bases, significantly greater financial, technological, sales, marketing, and other resources than we do. At any point, these companies may decide to devote their resources to creating a competing technology solution which will impact our ability to maintain or gain market share in this industry. Further, such companies will be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or client requirements, more quickly develop new products or devote greater resources to the promotion and sale of their products and services than we can. Likewise, their greater capabilities in these areas may enable them to better withstand periodic downturns in the marine data industry and compete more effectively on the basis of price and production. In addition, new companies may enter the markets in which we compete, further increasing competition.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

There are existing companies in the marine data space that could introduce similar or enhance existing services.

Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted

If we do not respond to technological changes or upgrade our hardware, software and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hardware and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and employees. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our hardware and the ODaaS user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing hardware, software and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

If the Company cannot secure a significant contract with Department of Defense our business operations and profitability could be materially impacted.

As part of its business plans, the Company intends to secure government contracts for the sale of our products and services. A contract with the Department of Defense represents a significant amount of our projected revenue in our future operations, especially in the early stages of our operations. If we are unable to secure such a contract, our ability to carry our goals will be substantially impacted and may be in doubt.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its products. The Company must prosecute and maintain its existing patent and obtain new patents. Some of the Company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We are dependent on general economic conditions.

Our business model is dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs.

We may experience launch and production ramp delays for new products and features. In addition, we may introduce in the future new or unique manufacturing processes and design features for our products. There is no guarantee that we will be able to successfully and timely introduce and scale such processes or features.

We have relatively limited experience to date in manufacturing our products at high volumes. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates. We will also need to hire, train and compensate skilled employees to ensure the efficiency of the production process. Bottlenecks and other unexpected challenges may arise during our production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

Any delay or other complication in ramping the production of our current products or the development, manufacture, launch and production ramp of our future products, features and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition and operating results.

Our suppliers may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.

Our products contain hundreds of parts purchased globally from a handful of suppliers, including single-source direct suppliers, which exposes us to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, including inflation of raw material costs, labor issues, wars, trade policies, natural disasters such as the March 2011 earthquakes in Japan, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions, port congestions and other factors beyond our or our suppliers' control could also affect these suppliers' ability to deliver components to us or to remain solvent and operational. For example, a global shortage of semiconductors has been reported since early 2021 and has caused challenges in the manufacturing industry and impacted our supply chain and production as well. In addition, a spike in COVID-19 cases in Shanghai in early 2022 led to temporary manufacturing shutdowns of certain of our suppliers. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, it may reduce our access to components and require us to search for new suppliers. The unavailability of any component or supplier could result in production delays, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our capacity expansion and our ability to fulfill our obligations under customer contracts. Moreover, significant increases in our production or product design changes by us have required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources. Any of these occurrences may harm our business, prospects, financial condition and operating results.

As the scale of our production increases, we will also need to accurately forecast, purchase, warehouse and transport components at high volumes to our manufacturing facilities and servicing locations internationally. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.

If the Company cannot raise sufficient funds, it may not succeed.

HyperKelp is seeking to raise up to $400,000 in this offering, and may close on any investments that are made after reaching its target of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities and the Offering

A SAFE is very different from traditional common stock and it is important to understand these differences in order to make an informed investment decision that is right for you.

A SAFE is an agreement between you, the investor, and the Company in which the Company generally promises to give you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe." It is important for you to keep the following in mind when investing in a SAFE:

- SAFEs are not common stock and do not represent a current equity stake in the company in which you are investing. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE Note, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if-and only if-a triggering event occurs.
- Our SAFE Note may only convert to equity if certain triggering events occur, and then only at the election of the company.
- There may be scenarios in which the triggers are not activated and the SAFE Note is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it is not acquired by another company, then the conversion of the SAFE may never be triggered.

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks you may want to consider before investing in this Offering. Our SAFE Notes may never convert into equity or result in payments to investors.

Our SAFE Notes may never convert into equity or result in payments to investors.

Our SAFE Notes do not have a maturity date and only convert or result in payment to investors in limited circumstances. Under the terms of the SAFE Note, generally, if there is a merger, buyout, or certain other corporate transactions, investors will have the option to receive cash payment or equity securities. If there is a qualified equity financing, the SAFE Notes will convert into a non-voting class of that equity security. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the SAFE Note.

The SAFE Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

The SAFE Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.

By purchasing interests in the SAFE Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the SAFE Notes and possibly to the underlying securities of the SAFE Note. Under those provisions, disputes under the SAFE Note will be resolved in arbitration conducted in San Diego, California. Further, those provisions may limit your capability to bring class action lawsuits or similarly seek remedy on a class basis.

It is unclear how the SAFE Note would be interpreted by a court if we were forced into litigation.

We are selling interests in a SAFE Note in this offering. SAFE Notes are designed to offer equity in the company at a future date when specified conditions occur and this SAFE Note only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the SAFE Note, including in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the SAFE Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our beneficial noteholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our beneficial noteholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

The value of your investment may be diluted if the Company issues additional options, convertible securities or shares of its capital stock.

The SAFE notes in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding shares. As we issue more shares, this may result in the reduction in the value of the shares that you may receive upon conversion of the SAFE notes.

The non-voting stock into which the notes will convert has not yet been authorized by the board of directors.

The SAFE notes in this offering will convert into shares of non-voting stock. The SAFE notes provide that the shares can be either preferred or common depending on the type of security that is sold in a subsequent financing. Those shares have not yet been authorized under the Company's certificate of incorporation, and there are insufficient shares available to convert the SAFE notes into the Company's existing capital stock. Should the Company fail to authorize the non-voting stock into which the notes convert, investors may not receive the equity interests to which they would be entitled.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in HyperKelp CF SPV, LLC, becoming a member of the SPV, and that investment purchases our SAFE notes. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the SAFE notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The

SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the SAFE notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the SAFE notes or to the transferor with regard to ownership of the SAFE notes, that were in effect immediately prior to the transfer of the SAFE notes, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
Graeme Rae	Chief Executive Officer	55	June 3, 2021 – Present	Full time
Costas Soler	Chief Technology Officer	25	June 3, 2021 – Present	Full time
Directors:				
Graeme Rae	Director	55	June 3, 2021	N/A
Costas Soler	Director	25	June 3, 2021	N/A
Alex Echeverria	Director	57	September 16, 2021	N/A

Graeme Rae, CEO/Director

Graeme currently serves as the CEO of HyperKelp and has been in this position since June 2021. Previously, from December 2019 to June 2021, Graeme served as an Embedded Systems Engineer and head of the Swift Engineering Marine Business Team. Prior to Swift Engineering, Graeme served for 4 years as the chief scientist at Aquaai Corporation in San Diego.

Costas Soler, CTO/Director

Costas is HyperKelp's CTO, and has served in this position since June of 2021. Prior to HyperKelp, he earned degrees in Astrophysics and Marine Science from UC Berkeley, and was a researcher at NASA Space Sciences Laboratory. He was a Marine Technology Intern at Swift Engineering from June 2020 - May 2021. He has also served on stellar and planetary research teams at UC Berkeley, and has co-authored multiple papers in the Monthly Notices of the Royal Astronomical Society (2019, 2022). Costas founded Blue Dot Underwater Drones in 2018, and operated it until 2021.

Alex Echeverria, Director

Alex has served as Vice President of Business Development, Sales, Marketing, and Contracts at Swift Engineering, Inc since January of 2022. Prior to that, Alex spent 5 years as Director Of Business Development and Product Commercialization at Swift Engineering Inc.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of August 15, 2022:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent of Voting Power
Swift Robotics Technologies, Inc.	Common	3,760,000	47%
Graeme Rae	Common	2,256,000	28.2%
Costas Soler (1)	Common	1,504,000	18.8%

(1) Swift Engineering, Graeme Rae and Costas Soler entered into a voting agreement pursuant to which each of the aforementioned shareholders agreed to vote their shares to elect and re-elect the current directors to the Company's board.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the Company from the SPV after offering commissions payable to Spaced Ventures. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $25,000 Raise	Percent Allocation After Offering Expenses for a $2000,000 Raise	Percent Allocation After Offering for a $400,000 Raise
Hiring	0%	50%	30%
Inventory	20%	30%	50%
General Operations	80%	20%	20%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

HyperKelp is based in Encinitas, California and was incorporated in Delaware on May 14, 2021. HyperKelp, Inc. was organized to provide access to any type of ocean data from any point on the ocean's surface with hardware (our Kelp Smart Buoy) and software (our Ocean Data as a Service, or ODaaS for short, Dashboard) platforms.

The SPV, HyperKelp CF SPV, LLC was organized on August 4, 2022, and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

The Company generates revenue by selling and leasing its hardware, the Kelp Smart Buoys as well as the data they gather. Additionally, the Company sells subscriptions to its ODaaS service.

Reimbursable costs includes expenses such as a HyperKelp wifi hot spot and Amazon Web services costs..

Results of Operations

Net Revenues

The Company generated $52,469 in revenue for the period from inception (May 14, 2021) until December 31, 2021. During the same period the Company had reimbursable costs of $38,786. Accordingly, the Company generated $13,683 in net revenue for the period from inception (May 14, 2021) until December 31, 2021.

Operating Expenses

Operating expenses largely consist of wages, legal & professional fees, contractors, payroll taxes, and advertising expensesWages consists of payroll and related expenses for our officers.

- Contractors consist of expenses related to expenses incurred for the use of third-party independent contractors. The company uses third-party contractors for information technology and administrative services.
- Payroll taxes consists of the company's payroll tax obligations.
- Advertising expenses consist of costs incurred in connection with press releases, press placement, audio visual production, and digital marketing.

For the period from inception (May 14, 2021) until December 31, 2021, the Company had total expenses of $106,300. The Company expects its expenses to increase based on salary requirements following this offering, the manufacturing of KSBs, and research and development costs.

Net Loss

Accordingly, the Company's net loss was $92,617 for the period from inception (May 14, 2021) until December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $103,682 in cash on hand. The Company also had $11,800 in accounts receivable, $32,349 in accounts payable and $53,014 in deferred revenue. The Company's operations have been financed to date through a combination of revenues generated from the sale of products, debt financing and the initial sale of our common stock to our founders. We believe that the proceeds from this offering, together with sales and our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 6 If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

As of September 30 2022, the Company had approximately $92,000 in cash and liabilities of $166,000 related to income from a NOAA Grant subcontract and angel investments.

Indebtedness

In June 2021, the Company issued a convertible promissory note in the amount of $100,000. The note bears interest at 5% per annum. In the event the Company sells at least $250,000 of its stock in one ore more related transactions, the note will convert into the same class of shares sold in the transaction. The note has a valuation cap of $3,000,000 and a discount rate of 80%.

Plan of Operations and Milestones

Over the next 12 months, the Company hopes to:

- Establish real time feeds to support initial data products
- Sell to 45+ recurring customers
- Land initial DoD customer orders
- Lease 10 KSBs

RELATED PARTY TRANSACTIONS

HyperKelp entered into an agreement with one of its shareholders, Swift Engineering, Inc., pursuant to which the Company leases an office space at 1084 N. El Camino Real, Suite B173, Encinitas, CA 92024. The Company pays $1,062.67 a month for its lease. The lease is month-to-month. Additionally, Swift Engineering, Inc. provides certain engineering and manufacturing services to the Company on an hourly basis.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- In 2021, the company issued 7,520,000 shares of common stock to its founders for $752 pursuant to Section 4(a)(2) of the Securities Act of 1933.
- In June 2021, the company issued 480,000 shares of common stock for $20,000 pursuant to Regulation D.
- In June 2021, the company issued a convertible promissory note in an amount of $100,000 pursuant to Regulation D.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

HyperKelp is offering up to $400,000 and a minimum of $25,000 worth of its SAFE Notes and the shares of non-voting stock into which they may convert. The investment will be made through HyperKelp CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Amount of $25,000 by April 30, 2023. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to April 30, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $400,000 maximum raise.

The minimum investment per investor is $250.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). If there is a qualified equity financing (the sale of our securities with gross proceeds of at least $2 million) or any subsequent equity financing, the SAFEs will automatically convert into the Company's non-voting stock ("Non-Voting Stock"). In the event that the Company does not undertake such an offering, the SAFE may convert to Common Stock of the Company in the event of a change of control of the Company (such as an acquisition of the Company) or an initial public offering ("IPO") of the Company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a $2,000,000 offering, register an IPO or get acquired by another company, the SAFE may expire without investors receiving any return at all.

Terms of the SAFE Notes
The terms of the SAFE provide for an automatic conversion in the event we undertake a future equity financing raising at least $2,000,000 into a class of the Company's capital stock with

identical terms to those sold in such future equity financing except that such shares shall be non-voting stock. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Purchase Amount" – means the amount invested by each investor (aggregated though the SPV) in this offering.

"Discount Rate" – means the percentage at which the per share price of a future Preferred Stock financing will be multiplied by to determine the per share price for holders of SAFEs.

"Valuation Cap" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFEs in the event of a future financing.

Procedure for Conversion

Investors will receive a number of shares of Non-Voting Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable conversion price, as defined in the form of SAFE.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the Company's capitalization will be measured on a fully diluted basis. This means that the capitalization will include all shares of the capital stock of the Company outstanding at the time of the conversion, plus the number of shares of the Company's capital stock reserved for issuance under any adopted equity incentive or similar plan of the Company, and any shares of the Company's capital stock issuable upon the exercise or conversion of all outstanding option, warrants, and other convertible securities. This would include any equity incentive plan that is created at the time of, or modified at the time of the offering of Preferred Stock. The calculation of the capitalization of the Company would not include shares issuable upon conversion of existing SAFE.

Cash or Conversion upon Liquidity Event

If the Company registers an IPO or is acquired by, merged with, or otherwise taken over by another company or new owners prior to investors in the SAFEs receiving Non-Voting Stock (the "Liquidity Event"), investors will receive, at their option, either:

(i) cash in the amount of the Purchase Amount; or (ii) automatically receive immediately prior to such Liquidity Event from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, as defined in the form of SAFE.

If there is not enough cash available to pay other holders of SAFE investors who choose option (i), funds will be distributed to the holders of the SAFEs on a pro-rata basis. Any outstanding balances owed to investors will result in investors receiving the number of shares of Common Stock equal to the remaining Purchase Amount divided by the Liquidity Price. In this scenario, the amounts payable to investors may be reduced under certain circumstances, such that Investors may not recoup part or all of their investment from the Company.

Right to Distribution upon Liquidation

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities converting the SAFEs, the Company will pay first the holders of existing Preferred Stock, based on the terms of the Company's Certificate of Incorporation, and then holders of the SAFEs and Common Stock. If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, investors may not recoup part or all of their investment from the Company.

Voting Rights

There are no voting rights associated with the SAFEs. In the event of a conversion to Non-Voting Stock, those shares will have no voting rights as well.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 10,000,000 shares of common stock with par value $0.0001. As of August 15, 2022, we have 7,520,000 shares of common stock issued and outstanding. Additionally, the Company has authorized an equity incentive plan, under which 1,000,000 shares have been reserved for issuance. No options or shares have been granted under the plan as of August 15, 2022.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The three founding shareholders entered into a Voting Agreement in May 2021 in which they each agreed to vote their shares to elect and re-elect the three current directors so long as they each hold a specified number of shares.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

What it Means to be a Minority Holder

As an investor in Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering may hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How we determined the offering price

We determined the valuation cap of the SAFE notes based on the best estimates of our management. The valuation cap is not based on the historical financial performance of the Company or any other objective metric.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2022 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the Company, the Crowdfunding SPV nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.hyperkelp.com.

Compliance failure

Neither the Company nor the Crowdfunding SPV have previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.spacedventures.com/offers/hyperkelp/pitch.

HYPERKELP INC
FINANCIAL STATEMENTS
Year Ended December 31, 2021

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

HyperKelp Inc.

Encinitas, CA 92024

We have reviewed the accompanying financial statements of HyperKelp Inc (C-Corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in owner's equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of HyperKelp Inc. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

August 3, 2022

HYPERKELP INC.
Balance Sheet
As of December 31, 2021

		2021
ASSETS		
Cash	$	103,682
Accounts Receivable		11,800
Total Current Assets	$	**115,482**
Non-current assets		-
Total Non-current Assets	$	**-**
TOTAL ASSETS	$	**115,482**
LIABILITIES		
Current Liabilities		
Accounts Payable	$	32,349
Deferred Revenue		53,014
State Tax Payable		800
Payroll Liabilities		84
Total Current Liabilities	$	**86,247**
Non-current Liabilities	$	-
Total Non-current Liabilities	$	**-**
TOTAL LIABILITIES	$	**86,247**
OWNER'S EQUITY		
Common Stock par value $0.0001		
10,000,000 shares authorized, 7,520,000 issued	$	752
Additional Paid-in Capital		121,100
Retained Earnings		(92,617)
TOTAL EQUITY	$	**29,235**
TOTAL LIABILITIES AND OWNER'S EQUITY	$	**115,482**

HYPERKELP INC.
Statement of Changes in Owner's Equity
Year Ended December 31, 2021

		2021
OWNER'S EQUITY - BEGINNING		
Owner's Equity	$	-
Common Stock		752
Additional Paid-in Capital		121,100
TOTAL	$	121,852
Subtract:		
Net Loss	$	(92,617)
TOTAL	$	(92,617)
OWNER'S EQUITY - ENDING	$	29,235

HYPERKELP INC.
Income Statement
For the Year Ended December 31, 2021

		2021
Revenue	$	52,469
Reimbursement Costs		(38,786)
Net Revenue	$	13,683
Expenses		
Advertising	$	3,344
Bank fees		89
Contractors		10,188
Hardware		2,744
Legal & Professional		30,228
Office		2,766
Payroll Taxes		4,001
Payroll Wages		48,461
Rent		3,188
State Franchise Tax		800
Miscellaneous		491
Total Expenses		106,300
NET INCOME	$	(92,617)

HYPERKELP INC.
Statement of Cash Flows
Year Ended December 31, 2021

		2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(92,617)
(Increase) decrease from operating assets		
Accounts Receivable		(11,800)
Increase (decrease) from operating liabilities		
Deferred Expenses		32,349
Deferred Revenue		53,014
State Tax Payable		800
Payroll Liabilities		84
Net cash provided by operating activities	$	(18,170)
CASH FLOWS FROM INVESTING ACTIVITIES		
	$	-
Net cash provided by investing activities	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid-in Capital	$	121,852
Net cash used in financing activities		121,852
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	103,682
CASH AND CASH EQUIVALENTS, beginning of year	$	-
CASH AND CASH EQUIVALENTS, end of year	$	103,682
Interest Paid	$	-
Taxes Paid	$	-

NOTE A – THE ORGANIZATION

Nature of operations

HyperKelp, Inc. is a for-profit Delaware C-Corporation doing business in California. For customers in weather forecasting, marine research, and naval intelligence, we build smart buoys that deliver ocean data as a service.

The company's long-term objective is to build and maintain the world's largest and most comprehensive maritime dataset. This goal requires the deployment of a large network of sensors throughout the world's oceans. From a business development standpoint, this is an inherently risky process. HyperKelp intends to adopt a piecemeal approach to accomplish this goal. The immediate aim is to sell hardware to specialty customers and rideshare "standardized" sensor payloads to finance the expansion of a global-scale data infrastructure.

Revenue

During the year of 2021 the Company is in the early venture phase. There is no revenue while the organization creates and tests its applications and seeks its core audience. Funding was supplied through investment from ownership.

During the year, the company is in the developmental and start-up phase. There is revenue and operations are mostly facilitated by investments. The company is currently seeking investors as it creates an audience and expands its business. The company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). As referenced in Note B.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2021. The Company's cash balance is $103,682 at December 31, 2021.

Taxes

Income

The Company does not have a provision for federal income tax liability account for 2021. They are in the development phase and income/loss for 2022 is expected to be similar to 2021. State franchise tax for California is paid based on the state minimum amount due of $800 per year. A state tax payable account holds this amount at year end. All federal and state tax filings are current. The Company has a net operating loss carry forward for tax purposes and it is not readily determinable that future benefit will be received from it. The company also does not have a provision for deferred tax assets. At this time, it is believed that the probability of recovering deferred tax assets is not determinable with any sufficient degree of certainty.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of the related appeals or litigation processes. The second step is to measure the tax benefit at the largest amount, which is more than 50% likely of being realized upon the settlement. Adoption of such guidelines do not have a material effect on the financial statements. As of December 31, 2021, there are no uncertain tax positions.

Sales

Mesh Communities Inc. expects to monetize on a worldwide basis dependent on consumer demand. Currently there are no provisions for state or foreign income taxes, beyond the California minimum franchise tax, or sales and use tax. The Company assess potential tax liability as a part of routine financial planning.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Research and Development Costs

Research and development costs are incurred in developing prototypes and inventing and testing products. The company expenses all research and development costs as incurred. For the year ended December 31, 2021, the company had no research and development costs

Equity Offering Costs

The Company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2021, there are no deferred cost being held.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year 2021 are $3,344.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture and fixtures 3 years. Depreciation expense and accumulated depreciation for the year is $0. The Company holds no capital assets as of December 31, 2021.

Amortization

Intangible assets are amortized over a 15-year period. Amortization expense and accumulated amortization for 2021 is $0. For the year ended December 31, 2021, there are no intangible assets held.

NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2021 amounted to $11,800 and are balances owed to the Company for worked performed.

NOTE D – ACCOUNTS PAYABLE

At December 31, 2021, accounts payable consist mainly of legal and professional fees ($28,048), rent ($3,188) and other ($1,113).

NOTE E – DEFERRED REVENUE

Deferred revenue are amounts received in advance of work to be performed. The amount held in deferred revenue at December 31, 2021 is $53,014.

NOTE F – PAYROLL LIABILITIES

The payroll liability account has $84 at December 31, 2021 for taxes payable at year end.

NOTE G – COMMON STOCK

As of December 31, 2021, the Company has 10,000,000 shares of stock authorized with a par value of $0.0001 per share. The issued common stock at year-end 2021 is 7,520,000 with a total value of $752.

NOTE H – RISK MANAGEMENT AND UNCERTAINTY

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2021.

Pandemic

In December 2019, COVID-19 emerged and has subsequently spread worldwide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state, and local governments and private entities mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus.

As the COVID-19 pandemic is complex and rapidly evolving, the Company reassess planning as situations, laws, and regulations are issued and change. At this point, Pixspan Inc. cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on business, results of operations, financial position, and cash flows.

NOTE I – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. In prior years, the company had suffered significant loses as a result of research and development. This investment has led to an improved outlook going forward. With increasing demand and investor interest, management believes it is poised to incur less losses than in the past.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 3, 2022, the date that the financial statements are available to be issued.

HYPERKELP CF SPV LLC
FINANCIAL STATEMENTS
For the Period from Formation (August 4, 2022)
Through August 5, 2022

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Hyperkelp CF SPV LLC

Encinitas, CA 92024

We have reviewed the accompanying financial statements of Hyperkelp CF SPV LLC (A Limited Liability Company), which comprise the balance sheet as of August 5, 2022, and the related statements of income, changes in owner's equity and cash flows for the period from formation (August 4, 2022) through August 5, 2022, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Hyperkelp CF SPV LLC. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

August 8, 2022

HYPERKELP CF SPV LLC
Statement of Changes in Owner's Equity
For the Period From Formation
(August 4, 2022) through August 5, 2022

		8/4/2022 - 8/5/2022
OWNER'S EQUITY - BEGINNING		
Owner's Equity		
Additional Paid-in Capital	$	329
TOTAL	$	329
Subtract:		
Net Loss	$	(329)
TOTAL	$	(329)
OWNER'S EQUITY - ENDING	$	-

HYPERKELP CF SPV LLC
Income Statement
For the Period From Formation (August 4, 2022)
through August 5, 2022

	8/4/2022 - 8/5/2022
Revenue	$ -
Net Revenue	$ -
Expenses	
Filing Fees	$ 329
Total Expenses	329
NET INCOME	$ (329)

HYPERKELP CF SPV LLC
Statement of Cash Flows
For the Period From Formation
(August 4, 2022) through August 5, 2022

	8/4/2022 - 8/5/2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (329)
(Increase) decrease from operating assets	-
Increase (decrease) from operating liabilities	-
Net cash provided by operating activities	$ (329)
CASH FLOWS FROM INVESTING ACTIVITIES	
	$ -
Net cash provided by investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional Paid-in Capital	$ 329
Net cash used in financing activities	329
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ -
CASH AND CASH EQUIVALENTS, beginning of year	$ -
CASH AND CASH EQUIVALENTS, end of year	$ -

Interest Paid	$	-
Taxes Paid	$	-

HYPERKELP CF SPV LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Period from Formation (August 4, 2022)
Through August 5, 2022

NOTE A – THE ORGANIZATION AND OPERATIONS

Hyperkelp CF SPV LLC (the "SPV") was formed as a Delaware limited liability company on August 4, 2022. As of August 5, 2022, the SPV has no operating history, no assets, and no liabilities. The SPV exists for one legal purpose: to facilitate the crowdfunding financing for Hyperkelp Inc. Hyperkelp Inc. is the manager of the SPV.

When crowdfunding investors invest in securities of Hyperkelp Inc., they will not actually hold the purchased securities. The SPV will hold the securities, and the crowdfunding investors will become members of the SPV.

The role of the SPV is to ensure the crowdfunding investors' economic rights are protected. Hyperkelp Inc., as manager of the SPV, has a fiduciary duty to ensure that the SPV is managed in such a way that the crowdfunding investors' rights are protected.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 8, 2022, the date that the financial statements are available to be issued.